Exhibit 99.1

LexinFintech Holdings Ltd. Reports Second Quarter 2018

Unaudited Financial Results

SHENZHEN, China, August 23, 2018 (GLOBE NEWSWIRE)/— LexinFintech Holdings Ltd. (“Lexin” or the “Company”) (NASDAQ: LX), a leading online consumer finance platform for educated young adults in China, today announced its unaudited financial results for the second quarter ended June 30, 2018.

Second Quarter 2018 Operational Highlights:

•                     Total loan originations in the second quarter of 2018 reached RMB16.6 billion, representing an increase of 68.4% from RMB9.8 billion in the second quarter of 2017.

•                     Total outstanding principal balance of loans reached RMB24.7 billion as of June 30, 2018, representing an increase of 97.9% from RMB12.5 billion as of June 30, 2017.

•                     The weighted average tenor of loans originated on our platform in the second quarter of 2018 was approximately 12.8 months. The effective APR1 was 25.7% for the second quarter of 2018.

•                     The GMV2 of our e-commerce channel amounted to RMB1.5 billion, representing an increase of 53.8% from RMB1.0 billion in the second quarter of 2017.

•                     Customer acquisition cost3 amounted to RMB138 in the second quarter of 2018, compared to RMB134 in the second quarter of 2017.

•                     Total number of registered users reached 29.2 million as of June 30, 2018, representing an increase of 82.9% from 16.0 million as of June 30, 2017; and users with credit line reached 8.9 million as of June 30, 2018, up by 58.8% from 5.6 million as of June 30, 2017.

•                     Number of active customers who used our loan products in the second quarter of 2018 reached 2.7 million, representing an increase of 28.8% from 2.1 million in the second quarter of 2017. Number of new active customers who used our loan products in the second quarter of 2018 was 514 thousand.

•                     90 day+ delinquency ratio4 were 1.39% as of June 30, 2018.

1 The Effective APR refers to the percentage equal to the annualized actual amount of finance charges, including interest and service fees, generated from a customer loan, divided by the average outstanding principal balance for the loan.

2 “GMV” refers to the total value of transactions completed for products purchased on the e-commerce channel of our platform, net of returns.

3 Customer acquisition cost refers to the amount of total costs we incur in connection with acquiring customers divided by the number of new active customers during a given time period.

4 90 day+ delinquency ratio refers to outstanding principal balance of on- and off-balance sheet loans that were 90 to 179 calendar days past due as a percentage of the total outstanding principal balance of on- and off-balance sheet loans on our platform as of a specific date. Loans that are charged off are not included in the delinquency rate calculation.

Second Quarter 2018 Financial Highlights:

•                     Total operating revenue reached RMB1.8 billion. Financial services income reached RMB1.2 billion, representing an increase of 64.9% from the second quarter of 2017. Loan facilitation and servicing fees reached RMB232 million, representing an increase of 339% from the second quarter of 2017.

•                     Gross profit reached RMB619 million, representing an increase of 123% from the second quarter of 2017.

•                     Net income was RMB465 million, representing an increase of 2,905% from the second quarter of 2017.

•                     Non-GAAP EBIT5 was RMB353 million, representing an increase of 343% from the second quarter of 2017.

•                     Adjusted net income5 was RMB502 million, representing an increase of 776% from the second quarter of 2017.

“Our continuous investment in financial technology over the past five years has started to pay off, enabling us to increase our operating leverage and improve profitability,” said Mr. Jay Wenjie Xiao, Lexin’s chairman and chief executive officer. “We continued to grow in changing market conditions and I believe that with increasing regulatory clarity, Lexin’s compliance and strong financial technology capabilities will enable us to develop further.”

“We continue to see strong growth in our business in the second quarter,” said Mr. Craig Yan Zeng, Lexin’s chief financial officer. “In the second quarter, Lexin’s gross profit reached RMB619 million and non-GAAP EBIT reached RMB353 million, representing an increase of 123% and 343% from the same period in 2017. Our adjusted net income also increased by 776% to over RMB502 million due to our strong performance, as well as the reversal of previously recognized valuation allowance of deferred tax assets of RMB193 million.”

“Our increasing profitability is also a reflection of our increasing operating leverage, as we continue to scale our business.” continued Mr. Zeng. “And as our business continues to grow and expand, we can expect the trend to continue.”

“In the second quarter, we have made some adjustments to our business model for new loans funded by individual investors on Juzi Licai.” continued Mr. Zeng. “After assessing the accounting impact in respect of the updated business model, we have concluded that all loans funded by individual investors on Juzi Licai under this business model from late April 2018 should be accounted for as off-balance sheet loans.”

“Our credit quality continues to be stable — which is a reflection of the stability of our educated young adult customers” said Mr. Ryan Huanian Liu, Lexin’s chief risk officer. “Our vintage charge-off rate6 continues to be approximately 2.0%. At the end of the second quarter of 2018, our 90+ delinquency rate was 1.39%, a slight improvement from the first quarter.”

5 Non-GAAP EBIT and adjusted net income are non-GAAP financial measures. For more information on non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures Statement” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

6 “Vintage charge-off rate” refers to, with respect to on- and off-balance sheet loans originated during a specified time period, which we refer to as a vintage, the total outstanding principal balance of the loans that are charged off during a specified period, divided by the total initial principal of the loans originated in such vintage.

Second Quarter 2018 Financial Results:

Operating revenue increased from RMB1.3 billion in the second quarter of 2017 to RMB1.8 billion in the second quarter of 2018. This increase was primarily due to the substantial increase in financial services income.

Financial services income increased by 64.9% from RMB699 million in the second quarter of 2017 to RMB1.2 billion in the second quarter of 2018. This increase was primarily due to an increase in the outstanding principal balance of on-balance sheet loans, which was in turn driven by increases in the number of active customers and the average outstanding principal balance of loans per customer.

Loan facilitation and servicing fees increased by 339% from RMB52.9 million in the second quarter of 2017 to RMB232 million in the second quarter of 2018. This increase was primarily due to the significant increase in off-balance sheet loans.

Funding cost increased by 43.8% from RMB183 million in the second quarter of 2017 to RMB263 million in the second quarter of 2018. This increase was primarily due to an increase in our funding debts to fund on-balance sheet loans originated on our platform.

Processing and servicing cost increased by 38.2% from RMB51.5 million in the second quarter of 2017 to RMB71.2 million in the second quarter of 2018. This increase was primarily due to an increase in fees to third-party payment platforms, an increase in risk management expenses and an increase in salaries and personnel related costs.

Provision for credit losses increased by 55.7% from RMB149 million in the second quarter of 2017 to RMB232 million in the second quarter of 2018. This increase was primarily due to the increase in the average outstanding principal balance of on-balance sheet loans. In addition, as we had continued to improve our credit assessment and risk management capabilities as well as to enhance our collection efforts, we gradually expanded our customer base to improve our profit, while maintaining credit risks at a reasonable level.

Gross profit increased by 123% from RMB278 million in the second quarter of 2017 to RMB619 million in the second quarter of 2018.

Sales and marketing expenses increased by 39.3% from RMB104 million in the second quarter of 2017 to RMB144 million in the second quarter of 2018. This increase was primarily due to an increase in payroll expenses and an increase in online promotional fees and advertising costs.

Research and development expenses increased by 37.7% from RMB57.0 million in the second quarter of 2017 to RMB78.5 million in the second quarter of 2018. This increase was primarily due to an increase in payroll and related expenses, an increase in share-based compensation expenses allocated to research and development expenses, and an increase in depreciation expenses allocated to research and development expenses.

General and administrative expenses increased by 35.9% from RMB51.3 million in the second quarter of 2017 to RMB69.6 million in the second quarter of 2018. This increase was primarily due to an increase in share-based compensation expenses allocated to general and administrative expenses and an increase in payroll expenses. In addition, we incurred an increase in professional service fees and rental expenses.

Loss on guarantee liabilities of RMB20.1 million in the second quarter of 2018 was due to the implementation of risk safeguard scheme as part of the adjustments to the business model for loans funded by individual investors on Juzi Licai.

Income tax benefit for the second quarter of 2018 was RMB156 million, compared to income tax expense of RMB21.9 million in the second quarter of 2017. The Company’s PRC subsidiaries completed 2017 annual tax filings with relevant tax authorities in May 2018. The tax filing result provided additional insights as to the recoverability of the deferred tax assets arising from provision for credit losses. Accordingly, a valuation allowance of RMB193 million previously recognized as of December 31, 2017 was reversed in this quarter.

Net income for the second quarter of 2018 was RMB465 million, representing an increase of 2,905% compared to RMB15.5 million in the second quarter of 2017.

Adjusted net income for the second quarter of 2018 was RMB502 million, representing an increase of 776% from RMB57.3 million in the second quarter of 2017.

Please click here to view our vintage curve:

https://mma.prnewswire.com/media/694073/vintage_1.jpg

Outlook

The Chinese government’s recent actions to reduce financial risks have tightened liquidity in the P2P market, which has led to smaller players’ exiting from the industry. The Company believes that this is a positive evolution of the industry towards a more mature regulatory environment that will foster a healthy and stable market in the future. Noticing that the government has issued new policies to encourage the development of consumer finance and based on the latest market conditions, the Company remains positive in terms of outlook and has adjusted its estimate for the total loan origination for fiscal year 2018 to a range from RMB65 billion to RMB75 billion. This outlook is Lexin’s current and preliminary view, which is subject to changes and uncertainties.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern time on August 23, 2018 8:00 PM Beijing/Hong Kong time on August 23, 2018.

Dial-in details for the earnings conference call are as follows:

United States (toll free):	1 845 675 0437 or 1 866 519 4004

International:	65 6713 5090

Hong Kong (toll free):	800 906 601 or 852 3018 6771

China:	400 6208 038 or 800 8190 121

Participants should dial-in at least 5 minutes before the scheduled start time and use the following passcode: 6173307.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.lexinfintech.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the live call until August 31, 2018, by dialing the following telephone numbers:

United States (toll free):	1 855 452 5696 or 1 646 254 3697

International:	61 2 8199 0299

Replay Access Code:	6173307

About LexinFintech Holdings Ltd.

LexinFintech Holdings Ltd. is a leading online consumer finance platform for educated young adults in China. As one of China’s leading financial technology companies, Lexin integrates its e-commerce-driven installment finance platform, Fenqile, with advanced risk management technologies, the Company’s Dingsheng asset distribution technology platform, and the Company’s Juzi Licai online investment platform for individual investors, to create a comprehensive consumer finance ecosystem. The Company utilizes technologies including big data, cloud computing and artificial intelligence to enable the near-instantaneous matching of user funding requests with offers from the Company’s more than 30 funding partners, which include commercial banks, consumer finance companies, and other licensed financial institutions.

For more information, please visit http://ir.lexinfintech.com

To follow us on Twitter, please go to: https://twitter.com/LexinFintech

Use of Non-GAAP Financial Measures Statement

In evaluating our business, we consider and use adjusted net income and non-GAAP EBIT, two non-GAAP measures, as supplemental measures to review and assess our operating performance. The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted net income as net income excluding share-based compensation expenses, interest expense associated with convertible loans and investment-related impairment and we define non-GAAP EBIT as net income excluding income tax expense/(benefit), share-based compensation expenses, interest expense, net and investment-related impairment.

We present these non-GAAP financial measures because it is used by our management to evaluate our operating performance and formulate business plans. Adjusted net income enables our management to assess our operating results without considering the impact of share-based compensation expenses, interest expense associated with convertible loans and investment-related impairment. Non-GAAP EBIT, on the other hand, enables our management to assess our operating results without considering the impact of income tax expense/(benefit), share-based compensation expenses, interest expense, net and investment-related impairment. We also believe that the use of these non-GAAP financial measures facilitate investors’ assessment of our operating performance. These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP.

These non-GAAP financial measures have limitations as an analytical tool. One of the key limitations of using adjusted net income and non-GAAP EBIT is that they do not reflect all items of income and expense that affect our operations. Share-based compensation expenses, interest expense associated with convertible loans, income tax expense/(benefit), interest expense, net and investment-related impairment have been and may continue to be incurred in our business and are not reflected in the presentation of adjusted net income and non-GAAP EBIT. Further, these non-GAAP financial measures may differ from the non-GAAP financial information used by other companies, including peer companies, and therefore their comparability may be limited.

We compensate for these limitations by reconciling the non-GAAP financial measure to the most directly comparable U.S. GAAP financial measure, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information Statement

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.6171 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on June 29, 2018. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the expectation of its collection efficiency and delinquency, business outlook and quotations from management in this announcement, contain forward-looking statements. Lexin may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Lexin’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Lexin’s goal and strategies; Lexin’s expansion plans; Lexin’s future business development, financial condition and results of operations; Lexin’s expectation regarding demand for, and market acceptance of, its credit and investment management products; Lexin’s expectations regarding keeping and strengthening its relationship with borrowers, institutional funding partners, merchandise suppliers and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Lexin’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Lexin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

LexinFintech Holdings Ltd.

IR inquiries:

Tony Hung

Tel: +86 (755) 3637-8888 ext. 6258

E-mail: IR@lexinfintech.com

Media inquiries:

Limin Chen

Tel: +86 (755) 3367-8888 ext. 6993

E-mail: liminchen@lexinfintech.com

SOURCE LexinFintech Holdings Ltd.

LexinFintech Holdings Ltd.

Unaudited Condensed Consolidated Balance Sheets

	As of
(In thousands, except for share and per share data)	December 31, 2017	June 30, 2018
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	1,126,475	439,829	66,469
Restricted cash	561,922	750,351	113,396
Restricted time deposits	6,750	248,306	37,525
Short-term financing receivables, net	9,857,209	9,788,744	1,479,310
Accrued interest receivable	129,622	145,037	21,919
Prepaid expenses and other current assets	945,258	1,046,605	158,167
Amounts due from related parties	9,447	125	19
Inventories, net	101,653	75,982	11,483
Total current assets	12,738,336	12,494,979	1,888,288
Non-current assets
Restricted cash	46,889	40,097	6,060
Restricted time deposits	600	—	—
Long-term financing receivables, net	1,785,045	2,231,009	337,158
Property, equipment and software, net	63,125	76,606	11,577
Long-term investments	23,485	18,821	2,844
Deferred tax assets	38,841	213,277	32,231
Other assets	33,263	23,688	3,580
Total non-current assets	1,991,248	2,603,498	393,450
TOTAL ASSETS	14,729,584	15,098,477	2,281,738
LIABILITIES
Current liabilities
Accounts payable	198,177	193,421	29,230
Amounts due to related parties	67,510	24,893	3,762
Short-term borrowings	168,844	439,069	66,354
Short-term funding debts	10,525,134	9,579,317	1,447,661
Accrued interest payable	290,446	367,033	55,467
Accrued expenses and other current liabilities	1,611,029	1,706,734	257,930
Total current liabilities	12,861,140	12,310,467	1,860,404
Non-current liabilities
Long-term funding debts	166,629	337,980	51,077
Long-term borrowings	289	—	—
Total non-current liabilities	166,918	337,980	51,077
TOTAL LIABILITIES	13,028,058	12,648,447	1,911,481
SHAREHOLDERS’ EQUITY
Class A Ordinary Shares	142	149	23
Class B Ordinary Shares	68	68	10
Additional paid-in capital	2,110,957	2,265,640	342,391
Statutory reserves	55,861	55,861	8,442
Accumulated other comprehensive loss	(14,951)	(32,774)	(4,953)
(Accumulated deficit)/Retained earnings	(450,551)	161,086	24,344
TOTAL SHAREHOLDERS’ EQUITY	1,701,526	2,450,030	370,257
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	14,729,584	15,098,477	2,281,738

LexinFintech Holdings Ltd.

Unaudited Condensed Consolidated Statements of Operations

(In thousands, except for share and per share data)	For the Three Months Ended				For the Six Months Ended June 30,
	June 30, 2017	March 31, 2018	June 30, 2018		2017	2018
	RMB	RMB	RMB	US$	RMB	RMB	US$
Operating revenue:
Online direct sales	614,780	542,899	582,906	88,091	1,193,959	1,125,805	170,136
Services and others	3,479	30,094	47,452	7,171	6,095	77,546	11,719
Online direct sales and services income	618,259	572,993	630,358	95,262	1,200,054	1,203,351	181,855
Interest and financial services income	599,900	782,989	873,719	132,040	1,131,609	1,656,708	250,368
Loan facilitation and servicing fees	52,920	164,377	232,461	35,130	106,981	396,838	59,972
Other revenue	46,044	50,302	46,558	7,036	97,077	96,860	14,638
Financial services income	698,864	997,668	1,152,738	174,206	1,335,667	2,150,406	324,978
Total operating revenue	1,317,123	1,570,661	1,783,096	269,468	2,535,721	3,353,757	506,833
Operating cost:
Cost of sales	(655,546)	(548,723)	(597,737)	(90,332)	(1,261,266)	(1,146,460)	(173,257)
Funding cost	(183,139)	(257,026)	(263,311)	(39,793)	(359,059)	(520,337)	(78,635)
Processing and servicing cost	(51,476)	(65,934)	(71,161)	(10,754)	(95,610)	(137,095)	(20,718)
Provision for credit losses	(149,131)	(286,791)	(232,125)	(35,080)	(271,215)	(518,916)	(78,420)
Total operating cost	(1,039,292)	(1,158,474)	(1,164,334)	(175,959)	(1,987,150)	(2,322,808)	(351,030)
Gross profit	277,831	412,187	618,762	93,509	548,571	1,030,949	155,803
Operating expenses:
Sales and marketing expenses	(103,613)	(101,510)	(144,339)	(21,813)	(190,018)	(245,849)	(37,154)
Research and development expenses	(57,007)	(68,093)	(78,518)	(11,866)	(101,216)	(146,611)	(22,156)
General and administrative expenses	(51,257)	(58,641)	(69,638)	(10,524)	(94,200)	(128,279)	(19,386)
Total operating expenses	(211,877)	(228,244)	(292,495)	(44,203)	(385,434)	(520,739)	(78,696)
Loss on guarantee liabilities	—	—	(20,128)	(3,042)	—	(20,128)	(3,042)
Interest expense, net	(22,543)	(3,639)	(6,793)	(1,027)	(44,262)	(10,432)	(1,577)
Investment-related impairment	—	—	(4,841)	(732)	—	(4,841)	(732)
Change in fair value of financial guarantee derivatives	(1,976)	(8,075)	21,249	3,211	14,762	13,174	1,991
Others, net	(4,033)	7,625	(6,285)	(950)	(6,456)	1,340	203
Income before income tax expense	37,402	179,854	309,469	46,766	127,181	489,323	73,950
Income tax (expense)/benefit	(21,920)	(33,441)	155,755	23,538	(55,442)	122,314	18,485
Net income	15,482	146,413	465,224	70,304	71,739	611,637	92,435
Pre-IPO Preferred Shares redemption value accretion	(16,957)	—	—	—	(33,404)	—	—
Income allocation to participating preferred shares	—	—	—	—	(38,335)	—	—
Net (loss)/income attributable to ordinary shareholders	(1,475)	146,413	465,224	70,304	—	611,637	92,435

Net (loss)/income per ordinary share
Basic	(0.01)	0.44	1.40	0.21	—	1.84	0.28
Diluted	(0.01)	0.41	1.28	0.19	—	1.69	0.26

Net income per ADS
Basic	—	0.88	2.80	0.42	—	3.69	0.56
Diluted	—	0.81	2.57	0.39	—	3.38	0.51

Weighted average number of ordinary shares outstanding
Basic	110,647,199	331,158,139	332,208,249	332,208,249	110,647,199	331,686,095	331,686,095
Diluted	110,647,199	361,428,816	362,162,094	362,162,094	110,647,199	361,798,356	361,798,356

LexinFintech Holdings Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income

	For the Three Months Ended				For the Six Months Ended June 30,
(In thousands, except for share and per share data)	June 30, 2017	March 31, 2018	June 30, 2018		2017	2018
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net income	15,482	146,413	465,224	70,304	71,739	611,637	92,435
Other comprehensive income/(loss)
Foreign currency translation adjustments, net of nil tax	1,306	(43,249)	25,426	3,842	322	(17,823)	(2,693)
Total comprehensive income	16,788	103,164	490,650	74,146	72,061	593,814	89,742

LexinFintech Holdings Ltd.

Unaudited Reconciliations of GAAP and Non-GAAP Results

(In thousands)

	For the Three Months Ended				For the Six Months Ended June 30,
	June 30, 2017	March 31, 2018	June 30, 2018		2017	2018
	RMB	RMB	RMB	US$	RMB	RMB	US$
Reconciliation of Adjusted Net Income to Net Income
Net income	15,482	146,413	465,224	70,304	71,739	611,637	92,435
Add: Share-based compensation expenses	19,822	27,311	32,249	4,874	34,690	59,560	9,001
Interest expense associated with convertible loans	22,010	—	—	—	43,152	—	—
Investment-related impairment	—	—	4,841	732	—	4,841	732
Adjusted net income	57,314	173,724	502,314	75,910	149,581	676,038	102,168

	For the Three Months Ended				For the Six Months Ended June 30,
	June 30, 2017	March 31, 2018	June 30, 2018		2017	2018
	RMB	RMB	RMB	US$	RMB	RMB	US$
Reconciliations of Non-GAAP EBIT to Net Income
Net income	15,482	146,413	465,224	70,304	71,739	611,637	92,435
Add: Income tax expense/(benefit)	21,920	33,441	(155,755)	(23,538)	55,442	(122,314)	(18,485)
Share-based compensation expenses	19,822	27,311	32,249	4,874	34,690	59,560	9,001
Interest expense, net	22,543	3,639	6,793	1,027	44,262	10,432	1,577
Investment-related impairment	—	—	4,841	732	—	4,841	732
Non-GAAP EBIT	79,767	210,804	353,352	53,399	206,133	564,156	85,260